HIVE BLOCKCHAIN TECHNOLOGIES LTD.

March 1, 2021

HIVE Blockchain Surpasses Its Bitcoin Mining Capacity Goal of 2,000 PH/s
for 2021 to a New Level of 2,474 PH/s or 2.474 EH/s

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is excited to announce that it has made a monumental step by smashing through its updated 2021 ASIC capacity goal of 2,000 Petahash per second (PH/s) with the purchase of 10,500 next generation miners with an aggregate operating hash power of 711 PH/s, taking our total future capacity to 2,474 PH/s or 2.474 Exahash per second (EH/s).

New Bitcoin Miners

The addition of these 10,500 next generation miners, increases HIVE’s aggregate operating hash rate from Bitcoin mining to an estimated 2.474 EH/s or 2,474 PH/s by the end of 2021.

This new equipment, sourced through our growing network, is coming from 2 different sources to reduce our dependency on one supplier, and reduce supplier delivery risk. The first supplier is providing 9,000 next generation miners with an aggregate hash rate of 666 PH/s. This equipment is expected to be delivered in 5 tranches, with 1,000 miners in June, and 2,000 miners in each of the months of September, October, November and December 2021.

The second supplier is providing 1,500 next generation miners with an aggregate hash rate of 45 PH/s. This new equipment is expected to be received and in operation in the next 30 days delivered in a single tranche in March 2021.

We remind our shareholders that the COVID-19 pandemic continues to impact logistics and the supply of miners from Asia. Today’s announcement is part of our continuing strategy to increase our bitcoin mining capacity. HIVE intends to continue utilizing cash flow to make opportunistic investments in ASIC and GPU next generation mining equipment that can provide positive gross mining margins.

Our current self mining operations on the cloud are comprised of 315 PH/s of ASIC operations mining Bitcoin which we expect will increase each and every month through 2021 to our current capacity of 2,474 PH/s, in addition to 2,725 Gigahash per second (GH/s) of GPU operations mining Ethereum, which we will increase as we complete our memory card upgrades and previously announced expansion plans in Sweden.

New GPU Miners

We are working daily to both upgrade our Swedish facility and expand our capacity with the acquisition of additional GPU chips to mine Ethereum. Like ASIC chips are in limited supply so are GPU chips.

This usually means the barriers to entry by new mining players is quite limited which is bullish for existing miners’ profit margins. It is very difficult to source chips and the secondary costs to acquire mining equipment is very expensive with much longer pay backs, which we believe is quite risky. We have been frugal in the costs to acquire new mining equipment.

ESG Focus

All of our locations are using only green energy.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the purchase of 10,500 next generation miners, including the expected delivery, operation and increase in operating hash rate from Bitcoin mining; total future capacity of 2,474 PH/s; the Company’s continued strategy to increase bitcoin mining capacity; expected increase (timing and capacity) of PH/s ASIC operations mining bitcoin and GH/s of GPU operations mining Ethereum, including further expected increases upon completion of memory card upgrades in Sweden; the continued effects of the COVID-19 pandemic on logistics and the supply of miners; the continued utilization of cash flow to make opportunistic investments in next generation mining equipment that can provide positive gross mining margins; potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the newly purchased 10,500 next generation miners may not be delivered or operation in the timeframe currently anticipated, or may not have a positive impact on the Company’s profitability; the Company may not achieve an aggregate operating hash power of 2,474 PH/s in the timeframe currently anticipated, or at all; increases (timing and capacity) in Bitcoin and Ethereum mining may not occur as currently expected, or at all; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.